Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

United States of America

Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

United States of America

Jefferies LLC

520 Madison Avenue

New York, NY 10022

United States of America

April 8, 2019

VIA EDGAR

Folake Ayoola, Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	HUYA Inc. (CIK No. 0001728190)

Registration Statement on Form F-1

Ladies and Gentlemen:

We hereby join HUYA Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:30 p.m., Eastern Time, on April 9, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 1,125 copies of the Company’s preliminary prospectus dated April 8, 2019 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As representative of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Bernstein
Name:	Marc Bernstein
Title:	Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Hansong Zhu
Name:	Hansong Zhu
Title:	Managing Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ James Perry
Name:	James Perry
Title:	Managing Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

JEFFERIES LLC

By:	/s/ Cully Davis
Name:	Cully Davis
Title:	Vice Chairman

[Signature Page to the Acceleration Request]